BSD Medical Corporation
2188 West 2200 South
Salt Lake City, Utah 84119
Telephone (801) 972-5555
Fax (801) 972-5930

July 17, 2009

VIA EDGAR

Gary Todd
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	BSD Medical Corporation
Form 10-K for the fiscal year ended August 31, 2008
Filed November 14, 2008
File No. 001-32526

Dear Mr. Todd:

On behalf of BSD Medical Corporation (the “Company”), we hereby submit the Company’s responses to the staff’s (the “Staff’s”) comment letter of July 2, 2009 (the “Comment Letter”).  For ease of reference, we have included in bold the comment from the Comment Letter followed by the Company’s response to that comment.

Form 10-K for the fiscal year ended August 31, 2008

Comment No. 1:
We reference your response to prior comment 1 in our letter dated April 17, 2009.  We note that you indicated on the facing sheet of the Form 10-K for fiscal year ended August 31, 2008 that you were both an accelerated filer as well as a smaller reporting company.  In addition, we see in your response to comment 1 in our letter dated February 26, 2009 that you determined your status as an accelerated filer at the end of your second fiscal quarter ended February 28, 2007 since the aggregate market value of your common stock held by non-affiliates as of February 28, 2007 was greater than $75 million, in accordance with Rule 12b-2 of the Exchange Act.  As such, if you are other than a smaller reporting company, you should include selected quarterly data in all future filings in accordance with Item 302 of Regulation S-K.

Response No. 1:
We determined our status as an accelerated filer for the fiscal year ended August 31, 2007 based upon the aggregate market value of our common stock held by non-affiliates at the end of our second fiscal quarter ended February 28, 2007, in accordance with Rule 12b-2 of the Exchange Act.  On February 4, 2008, the Securities and Exchange Commission’s final rule regarding the Smaller Reporting Company Regulatory Relief and Simplification became effective.

Gary Todd
July 17, 2009

We determined our status as a smaller reporting company based upon our public float at the end of our second fiscal quarter ended February 29, 2008.  On that date, our public float was approximately $60 million.  Because the aggregate market value of our common stock held by non-affiliates was not less than $50 million, we did not exit the accelerated filer system as of the end of our fiscal year ended August 31, 2008, as described in Rule 12b-2 of the Exchange Act.  However, due to the transition guidance provided in questions 1 and 2 of the Smaller Reporting Company Compliance and Disclosure Interpretations, we believe that based upon our public float at February 29, 2008, we were qualified to become a smaller reporting company.  Therefore, we checked both the accelerated filer box and the smaller reporting company box on the cover page of our 10-K for the fiscal year ended August 31, 2008.  We also believe that we qualify for the guidance in question 2 of the Compliance and Disclosure Interpretations that allows companies like us that qualify as both accelerated filers and smaller reporting companies to use the scaled disclosure rules.

Comment No. 2:
We refer to your response to prior comment 2.  While the staff of the Division of Investment Management does not necessarily agree with your analysis, the staff notes that you no longer hold 100% of your former investments in the equity income funds and has no further comment on this issue at this time.

Response No. 2:	We respectfully acknowledge your conclusion.

Acknowledgement

As requested by the Staff’s comment letter, dated February 26, 2009, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Gary Todd
July 17, 2009

We believe that these responses address the comments raised by the Staff. If you have any questions, please contact the undersigned at (801) 972-5555.

Sincerely,
/s/ Dennis P. Gauger
Dennis P. Gauger
Chief Financial Officer